UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-37710

HUTCHMED (CHINA) LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⌧ Form 40-F ☐

HUTCHMED (CHINA) LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement relating to unaudited financial results as of and for the six months ended June 30, 2026
Exhibit 99.2	HUTCHMED (China) Limited supplemental disclosures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHMED (CHINA) LIMITED

By:	/s/ JOHNNY CHENG
	Name:	Johnny Cheng
	Title:	Chief Financial Officer

Date: July 30, 2026